Exhibit 12

CRC Health Corporation

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Year Ended 2010	Year Ended 2009	Year Ended 2008	Year Ended 2007	Eleven Months Ended December 31, 2006	One Month Ended January 31, 2006
	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)
	As Restated	As Restated	As Restated	As Restated	As Restated	As Restated
Earnings (loss) from operations:
Income (loss) from operations before income taxes	$(45,771)	$(15,852)	$(126,120)	$(717)	$5,994	$(51,517)
Add: Fixed Charges	58,484	60,812	71,392	75,020	47,495	2,951

Earnings, as adjusted	$12,713	$44,960	$(54,728)	$74,303	$53,489	$(48,566)
Computation of fixed charges:
Total interest expense, including interest expensed and amortization of capitalized financing costs and debt discount	$42,780	$45,279	$54,104	$59,708	$40,771	$2,506
Interest portion of rent expense	15,704	15,533	17,288	15,312	6,724	445

Total fixed charges	$58,484	$60,812	$71,392	$75,020	$47,495	$2,951
Ratio of earnings to fixed charges (1)	0.22	0.74	(0.77)	0.99	1.13	-16.45
Ratio of earnings to fixed charges (1)	0.22x	0.74x	—	0.99x	1.13x	—

(1)	The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. “Earnings” consist of earnings before income taxes plus fixed charges. Fixed charges include (i) interest expense on borrowings and amortization of capitalized financing costs and debt discount and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense. Earnings, as adjusted were not sufficient to cover fixed charges by approximately $45.8 million for the fiscal year ended December 31, 2010, $15.9 million for the fiscal year ended December 31, 2009, $126.1 million for the fiscal year ended December 31, 2008, $0.7 for the fiscal year ended December 31, 2007 $51.5 million for one month ended January 31, 2006, respectively.